VIA EDGAR

November 7, 2016

Mr. Jeffrey A. Foor
Senior Counsel
U.S. Securities and Exchange Commission
Washington, D.C. 20549

RE:	Peachtree Alternative Strategies Fund (“Fund”)
File Nos. 811-23184; 333-213296

Dear Mr. Foor:

We are in receipt of your comment letter, dated September 23, 2016 (the “Comment Letter”), regarding the staff’s review of the Fund’s registration statement on Form N-2. We want to thank you for your comments to the initial registration statement (the “Registration Statement”). We found your comments and clarifying questions very helpful in guiding refinements to the registration statement. The Fund’s Board of Trustees (the “Board”) takes its obligations with respect to clients and regulators very seriously and welcomes the opportunity for collaboration, recognizing that there is always room for improvement and clarification.

In order to facilitate this review process, below we have listed the various questions/comments that you posed in the Comment Letter, immediately followed by our response and corrective actions taken (if applicable). For ease of reference, we have followed the same format and numbering system utilized in the Comment Letter. Unless otherwise defined herein, capitalized terms have the meanings set forth in the Registration Statement.

In addition, please note that the Fund is filing concurrently with this response Pre-Effective Amendment No. 1 to the Registration Statement (the “Amendment”). The Amendment incorporates updates to the Registration Statement in response to the Comment Letter and makes certain additional changes. The Amendment is marked to note these changes. Separately, the Fund has also requested acceleration of the effective date of the Amendment to Wednesday, November 23, 2016. In conjunction with the request for acceleration, the Fund acknowledges that:

•	the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

November 7, 2016

•	should the SEC or the SEC’s staff (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;
•
the action of the SEC or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Comments/Questions Posed and Our Responses:

General Comments

COMMENT 1. Please state in your response letter whether FINRA will or has reviewed the proposed distribution terms and arrangements of the transaction involved in the registration statement.

RESPONSE 1. FINRA is in the process of reviewing the proposed distribution terms and arrangements of the transaction involved in the registration statement.

Cover Page

COMMENT 2. As the securities are to be offered on a best efforts basis, please disclose any arrangements to place the funds received in an escrow, trust, or similar arrangement. If no arrangements have been made, so state. See Item 1.g., Instruction 5 of Form N‐2.

RESPONSE 2. There are no arrangements to place the funds received in an escrow, trust, or similar arrangement. We have included the requested disclosure in Note 1 of the pricing table.

COMMENT 3: Please confirm that a footnote to the pricing table will disclose the expenses of issuance and distribution as required by Item 27 of Form N‐2. See Item 1.g., Instruction 6 of Form N‐2.

RESPONSE 3: We confirm that the expenses of issuance and distribution as required by Item 27 of Form N‐2 have been added to Note 3 of the pricing table.

COMMENT 4: On page i, the list of potential investment strategies includes “structured product arbitrage.” Subsequent disclosure (e.g., pages 2 and 19) refers instead to a “structured credit” strategy. Please clarify this inconsistency throughout the filing.

RESPONSE 4: The requested changes have been made throughout the filing.

November 7, 2016

Prospectus Summary

COMMENT 5: Please clarify, under Principal Investment Strategy on page 2, if the adviser will actively manage the amount allocated to the various investment strategies or if there a static allocation to each strategy. Please briefly describe the factors used by the adviser to determine the relative weighting among the various strategies.

RESPONSE 5: We have clarified that the adviser will actively manage the amount allocated to the various investment strategies and described the factors used by the adviser to determine the relative weighting among the various strategies by revising some of the disclosure in the Principal Investment Strategy on page 2 as follows:

The Fund will likely have significant exposure to the long/short equity strategy as the Adviser anticipates that in general, 30-50% of the Fund’s assets will be invested in this strategy. The Adviser may seek recommendations from the sub-adviser, ABS Investment Management LLC (the “Sub-Adviser”), regarding purchases and sales of investments in the portion of the Fund’s assets to be invested using the long/short equity strategy.

The balance of Portfolio Funds will be a variety of other hedge fund strategies that are intended to have lower correlation to equity markets over time. Managers are likely to invest in an array of securities across the globe, including emerging markets, in order to provide a diversifying return stream that is unrelated to traditional equity market risk factors.

The Adviser will determine the amount to allocate to each strategy. The Adviser intends that amounts will be allocated to at least several of the strategies at all times. Factors that determine the amount that the Adviser will allocate to each strategy include: the Adviser’s opinion of the opportunity set in that strategy, the capacity for investment with high quality managers in a given strategy and overall risk management of the Fund.

Performance

COMMENT 6: On page 2, under the heading Principal Investment Strategy, the disclosure states, “The Fund will likely have significant exposure to the long/short equity strategy.” Please disclose if there is an anticipated allocation among the various strategies and, in particular, please quantify the expected allocation to the long/short equity strategy.

RESPONSE 6: We have made the requested changes as set forth in Response 5.

COMMENT 7: Disclosure on page 2 states, “Managers are likely to invest in an array of securities across the globe.” Please clarify that such investments may include investments in emerging markets.

November 7, 2016

RESPONSE 7: We have added the requested clarification which is included in Response 6.

COMMENT 8: On page 3, please disclose any maturity, duration or quality limitations on the Fund’s investments in fixed income securities. As the Fund appears to invest in distressed fixed income securities, please note that the Fund’s investments may include in high‐yield securities, also known as junk.

RESPONSE 8: We have added the requested disclosure, including a reference to high-yield securities.

COMMENT 9: On page 4, disclosure includes, “The Portfolio Funds may also borrow money for nonleverage purposes such as paying expenses.” Please add, if true, disclosure stating that the Fund may borrow to finance repurchases.

RESPONSE 9: We have added disclosure indicating that the Fund may borrow to finance repurchases.

COMMENT 10: On page 4, disclosure refers to investments in swap agreements. To the extent the Fund may directly engage in swaps transactions, prospectus disclosure should reflect the following:

a. If the Fund may directly invest in credit default swaps, please confirm that the Fund will set aside liquid assets to cover the notional value of credit default swaps where the Fund is the protection seller.

b. The Fund discloses that it may engage in transactions involving total return swaps. When the Fund does engage in total return swaps it must set aside an appropriate amount of segregated assets. See generally Investment Company Act Release No. 10666 (Apr. 18, 1979). Please note that the Commission has issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the Investment Company Act of 1940. See Investment Company Act Release No. 29776 (Aug. 31, 2011). Accordingly, please be aware that the Commission or its staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the Fund operates.

RESPONSE 10: The Fund will not be directly engaging in swaps transactions.

COMMENT 11: On page 10, under Leverage Risk, please expand the risk disclosure to include that the use of leverage may create conflicts of interests and may increase management fees.

RESPONSE 11: The requested disclosure has been added.

November 7, 2016

COMMENT 12: On page 13, under the heading No Redemptions; Repurchases of Shares, please note, if true, that the proceeds of repurchases may be paid to investors in in‐kind distributions of illiquid securities.

RESPONSE 12: The requested changes have been made.

COMMENT 13: On page 14, under the caption Adviser and Sub‐Adviser, clarify if the sub‐advisory fee is paid by the Adviser or if it is paid out of Fund assets.

RESPONSE 13: We have added disclosure to the Registration Statement stating that the sub-advisory fee is paid out of Fund assets and that the advisory fee is reduced by the amount of the sub-advisory fee.

COMMENT 14: On page 14, under the heading Distributions/Dividend Reinvestment Plan, please state, if true, that distributions paid by the Fund may include a return of capital. Also, please inform the staff whether the Fund intends to report a distribution yield. If the Fund intends to report a distribution yield at any point prior to finalizing its tax figures, the Fund should disclose the estimated portion of the distribution yield that results from return of capital. In addition, reports containing distribution yields should be accompanied by the total return and/or SEC yield.

RESPONSE 14: We have added disclosure indicating that distributions paid by the Fund may include a return of capital. The Fund does not intend to report a distribution yield.

COMMENT 15: On page 14, under heading Distributions/Dividend Reinvestment Plan, disclose that an investor receiving Institutional Shares instead of cash may nevertheless owe taxes. Furthermore, clarify that because Fund shares are generally illiquid an investor may need other sources of funds to pay any taxes due. Also, please disclose that reinvestments will be made at NAV.

RESPONSE 15: The requested disclosure has been added.

COMMENT 16: On page 15, under the caption Expense Limitation, please expand the discussion regarding the recoupment provisions pursuant to the Expense Limitation agreement.

RESPONSE 16: The discussion regarding the recoupment provisions pursuant to the Expense Limitation agreement has been expanded as requested.

COMMENT 17: In the prospectus summary, please state clearly whether the Fund will engage in borrowing during its first 12 months of operations and confirm such borrowing will be reflected in the fee table.

RESPONSE 17: We have added the following disclosure, “The Fund does not expect to borrow during the first 12 months of operations, to the extent that the Fund does borrow, it will do so only for repurchases.” As the Fund does not intend to engage in borrowing, no fees for borrowing have been included in the fee table.

November 7, 2016

COMMENT 18: Please inform the staff whether the Fund intends to issue debt or preferred stock in the first year of operations.

RESPONSE 18: The Fund does not intend to issue debt or preferred stock in the first year of operations.

Summary of Fund Expenses

COMMENT 19: Please provide a completed fee table in advance of the Fund seeking to go effective. We may have additional comments once that information is provided.

RESPONSE 19: The completed fee table is included in the Amendment.

COMMENT 20: Disclosure on page 22 indicates Portfolio Funds may charge liquidation fees. Please reference the potential for such liquidation fees in the footnotes to the fee table.

RESPONSE 20: The requested disclosure has been added to Note 2 of the fee table.

COMMENT 21: On page 35, under the caption Purchases of Shares, disclose generally what happens to investor funds if required documentation has not been received by the specified deadlines (i.e., is a purchase rejected if the subscription agreement or other documentation is not completed prior to the purchase date).

RESPONSE 21: We have added disclosure stating that the investor may have their purchase rejected, in which case they must submit the required documentation at least five (5) Business Days before the next month’s purchase date in order to invest in the Fund in the following month.

Eligible Investors

COMMENT 22: On pages 32 and 33, the filing lists categories of investors included within the definition of Eligible Investors. On page 1, Eligible Investor was limited to “accredited investors” and “knowledgeable employees.” Please explain the basis for inclusion of each listed category (i.e., clarify how it satisfies the accredited investor standard) or delete or revise the disclosure.

RESPONSE 22: We have deleted references to “knowledgeable employees” being Eligible Investors.

Performance

COMMENT 23: Please state whether the predecessor account, upon commencement, will transfer substantially all of its portfolio securities or whether the predecessor account will transfer only a portion of its assets to the Fund.

November 7, 2016

RESPONSE 23: The predecessor account, upon commencement, will transfer substantially all of its portfolio securities to the Fund.

COMMENT 24: On page 42, under the heading Performance, disclosure states, “The Adviser does not manage any other registered investment companies in addition to the Fund.” Please explain supplementally whether the adviser managed any other accounts that were materially equivalent to the Fund. If yes, please explain why the predecessor Account was chosen to be registered and other accounts were not selected for registration. Also, clarify if any other materially equivalent account had lower performance as compared with the predecessor account.

RESPONSE 24: The adviser has not managed any other accounts that were materially equivalent to the Fund.

COMMENT 25: Please explain to the staff whether the adviser believes that the predecessor Account could have complied with Subchapter M of the Internal Revenue Code.

RESPONSE 25: The adviser believes that the predecessor Account could have complied with Subchapter M of the Internal Revenue Code.

COMMENT 26: The prior performance of the predecessor Account may use either the actual expenses incurred by the Account or make a one‐time adjustment for the Fund's gross expenses, i.e., before waivers or reimbursements. Please revise accordingly as disclosure indicates the adjustment to performance reflects the Fund’s net expenses, “after giving effect to any fee waivers or expense reimbursements.” In addition, please disclose that the adjusted expenses are less than the actual expenses of the Account. If the adjusted expenses are greater than the actual expenses, the adjustment would not be permitted in the performance presentation.

RESPONSE 26: Per discuss with the Staff, the disclosure regarding the prior performance of the predecessor Account has been amended to include the actual expenses incurred by the Account. The Fund does not have any sales loads.

COMMENT 27: The Fund should include in the Statement of Additional Information at least two years of audited financial statements of its unregistered predecessor. The financial statements should be compliant with GAAP and Regulation S‐X, including a full schedule of investments and financial highlights. Please note, if the most recent financial statement is dated more than 245 days prior to the effective date of the registration statement, then the filing must include updated unaudited financial statements that include a full schedule of investments.

RESPONSE 27: Per discussions with the Staff, the Fund is including in the Statement of Additional Information, two years of audited financial statements that are compliant with GAAP, but not with Regulation S-X, two years of audited Schedules of Investments that have been updated to include the information required by Sections 6 and 12 of Regulation S-X and unaudited interim financial statements that are compliant with GAAP and Regulation S-X.

November 7, 2016

COMMENT 28: The fund should represent supplementally that it has the records necessary to support the calculation of the performance as required by Rule 204‐2(a)(16) under the Investment Advisers Act.

RESPONSE 28: The Fund represents that it has the records necessary to support the calculation of the performance as required by Rule 204‐2(a)(16) under the Investment Advisers Act.

Use of Proceeds

COMMENT 29: Page 18 disclosure includes the statement, “At times when the Fund is not investing in Portfolio Funds, it will not be pursuing its investment objective.” The same section indicates that the Fund may take no more than three months to invest proceeds of the offering. Please explain to the staff if there are any other times when the Fund may not be invested in accordance with its investment objective. We may have further comments.

RESPONSE 29: There are no other times when the Fund may not be invested in accordance with its investment objective.

COMMENT 30: The fee table assumes the Fund issues shares in an amount equal to a certain dollar figure. Please advise the staff of this figure and explain supplementally why you believe this is a reasonable estimate of sales in the first year.

RESPONSE 30: The fee table estimates that the Fund will have average month-end net assets of $100 million. The Fund expects that, simultaneous with the commencement of the Fund’s operations on January 3, 2017, the Fund will acquire assets of the predecessor fund totaling $80-90 million. The Fund anticipates sales of shares to new investors to be at least $20 million.

Fund Expenses

COMMENT 31: Disclosure on page 44 states, the Fund will bear, “All organizational and initial offering costs (unless assumed by the Adviser).” Please modify disclosure indicating the adviser may assume organizational or offering costs in light of disclosure on page 41 that indicates the adviser will seek reimbursement from the Fund of any organizational or offering costs.

RESPONSE 31: The disclosure has been modified as requested.

Expense Limitation

COMMENT 32: Please revise the disclosure to clarify that the termination provision does not permit reimbursement of expenses beyond 3 years from date of waiver.

RESPONSE 32: The disclosure has been revised as requested.

November 7, 2016

Dividend Reinvestment Plan

COMMENT 33: On page 47, the disclosure states, “To the extent shareholders make an election to receive distributions in cash, the Fund may pay any or all such distributions in a combination of cash and Institutional Shares.” Please explain the circumstances where the Fund may distribute a combination of cash and shares to an investor who has elected cash. We may have additional comments.

RESPONSE 33: The referenced disclosure has been deleted. Any shareholder electing to receive distributions in cash will receive distributions in cash.

Mandatory Repurchase by the Fund

COMMENT 34: The disclosure, on page 39, states that the Fund may repurchase shares in certain situations, including when, “Institutional Shares have vested in any person other than by operation of law as the result of the death, dissolution, bankruptcy, insolvency or adjudicated incompetence of the shareholder.” Please explain to the staff how these repurchases are consistent with Rule 23c‐2 under the Investment Company Act. We note that the staff takes the view that a fund may not rely on Rule 23c‐2 to redeem out the estate of deceased investor. See J. and W. Seligman, SEC No‐Act. Letter (pub. avail. July 14, 1989).

RESPONSE 34: We believe that the disclosure is consistent with the staff’s view that a fund may not rely on Rule 23c‐2 to redeem out the estate of deceased investor and with J. and W. Seligman, SEC No‐Act. Letter (pub. avail. July 14, 1989), as the language states that the Fund may repurchase shares in situations “other than (emphasis added) by operation of law as the result of the death…”. In other words, the Fund would not be able to repurchases shares when those shares have vested by another person by operation of law as a result of the death of the shareholder. In any event, this language has been deleted from the Amendment as requested by Comment 35.

COMMENT 35: The disclosure, on page 39, includes several bullets that set forth when the Fund may repurchase involuntarily some or all of a shareholder’s interest in the Fund. Please delete the bullets, and revise the disclosure to state that the Fund may repurchase shares involuntarily from a shareholder at net asset value in accordance with the Fund's Agreement and Declaration of Trust and Section 23 of the 1940 Act and Rule 23c‐2 thereunder.

RESPONSE 35: The requested revisions have been made.

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November 7, 2016

Thank you again for your comments to the amendment to the registration statement for the Fund. These comments have been very helpful as we have refined the Fund’s registration statement. Should you have any questions or concerns regarding the responses contained herein, please do not hesitate to contact me.

Very truly yours,

/s/ Edward C. Lawrence
Edward C. Lawrence